SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.6)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

676118201
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676118201	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON FourWorld Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,292,367
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,292,367
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,292,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.85%
12	TYPE OF REPORTING PERSON OO,IA

CUSIP No. 676118201	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON FourWorld Global Opportunities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,355,941
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,355,941
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.27%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 676118201	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON FW Deep Value Opportunities Fund I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,297,063
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,297,063
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,063
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.00%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 676118201	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON John Addis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,292,367
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,292,367
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,292,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.85%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 676118201	13G/A	Page 4 of 9 Pages

Item 1(a).	NAME OF ISSUER:

Odyssey Marine Exploration, Inc.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

205 S. Hoover Blvd., Suite 210, Tampa, FL, 33609

Item 2(a).	NAME OF PERSON FILING:

FourWorld Capital Management LLC
FourWorld Global Opportunities Fund, Ltd.
FW Deep Value Opportunities Fund I LLC
John Addis (collectively, the "Filers").

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

FourWorld Capital Management LLC
7 World Trade Center, Floor 46
New York, NY 10007

FourWorld Global Opportunities Fund, Ltd.
7 C/O Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
PO Box 1348c
7 Grand Cayman
Camana Bay KYKY1-1108

FW Deep Value Opportunities Fund I LLC
7 World Trade Center, Floor 46
New York, NY 10007

John Addis
7 World Trade Center, Floor 46
New York, NY 10007

Item 2(c).	CITIZENSHIP:

For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP NUMBER:

676118201

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

Item 4.	OWNERSHIP

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The securities reported in this Schedule 13G that are beneficially owned by FourWorld Capital Management LLC are directly owned by advisory clients of FourWorld Capital Management LLC. Other than the reporting persons listed herein, none of such persons individually own more than 5% of the Issuer's outstanding shares.

CUSIP No. 676118201	13G/A	Page 6 of 9 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

N/A

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 676118201	13G/A	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 28, 2024

FourWorld Capital Management LLC

By: /s/ John Addis
Name: John Addis
Title: Managing Member
FourWorld Global Opportunities Fund, Ltd.

By: /s/ John Addis
Name: John Addis
Title: Director
FW Deep Value Opportunities Fund I LLC

By: FourWorld Capital LLC, its Managing Members
Name: John Addis
Title: Managing Member
John Addis

By: /s/ John Addis

CUSIP No. 676118201	13G/A	Page 8 of 9 Pages

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 28, 2024

FourWorld Capital Management LLC

By: /s/ John Addis
Name: John Addis
Title: Managing Member
FourWorld Global Opportunities Fund, Ltd.

By: /s/ John Addis
Name: John Addis
Title: Director
FW Deep Value Opportunities Fund I LLC

By: FourWorld Capital LLC, its Managing Members
Name: John Addis
Title: Managing Member
John Addis

By: /s/ John Addis
Name: John Addis